Exhibit 99.1

News Release
September 14, 2022

U.S. Federal Court Dismisses Pentwater Class Action Against Turquoise Hill

MONTREAL – (BUSINESS WIRE) – Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) announces that a federal court in New York has dismissed all claims made against the Company and three of its current or former executives in a putative class action, backed by Pentwater Capital Management LP (“Pentwater’), filed in October 2020.

The lead plaintiff in the case, a group of private investment funds advised by Pentwater (the “Pentwater Funds”), alleged in its complaint that the Company and three of its executives had violated United States securities laws by making false or misleading statements about the progress and expected cost of the development of the Oyu Tolgoi underground mine in Mongolia. The Pentwater Funds brought the claims on behalf of a putative class of investors who purchased Turquoise Hill securities from July 17, 2018, to July 31, 2019, in the United States.

On September 2, 2022, the federal judge presiding over the litigation issued a 134-page ruling granting in full Turquoise Hill’s motion to dismiss all of the claims asserted against both the Company and its three executives, ruling that the claims were not adequately pleaded and failed to state a claim for relief.  The case was captioned In re Turquoise Hill Resources, Ltd. Securities Litigation, 20-cv-08585 (LJL), and was filed in the United States District Court for the Southern District of New York.

Paul, Weiss, Rifkind, Wharton & Garrison LLP represented the Company in the action.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

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Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and forward-looking information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook.
Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future.
Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause Turquoise Hill’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Turquoise Hill’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), as supplemented by the “Risks and Uncertainties” section of Turquoise Hill’s Interim Management’s Discussion and Analysis for the second quarter ended June 30, 2022 (“Q2’22 MD&A”).
Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q2’22 MD&A that may affect future results is not exhaustive. When relying on Turquoise Hill’s forward-looking statements and information to make decisions with respect to Turquoise Hill, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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